[LETTERHEAD OF CLIFFORD CHANCE US LLP]

April 30, 2008

VIA EDGAR

Larry Greene, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Morgan Stanley Japan Fund (the “Fund”) (File No. 811-7503)

Dear Mr. Greene:

On behalf of the Fund, we transmit for filing under the Securities Exchange Act of 1934 and the Investment Company Act of 1940, each as amended, a preliminary copy of the following documents:

(i)

a notice of meeting, proxy statement and form of proxy relating to a special meeting of shareholders of the Fund, in the form in which such material is to be furnished by the management of the Fund to the Fund’s shareholders; and

(ii)	Schedule 14A.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 878-4988.

Best Regards,

/s/ Allison M. Harlow

Allison M. Harlow

cc: Daniel Burton